UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GENERAL MARITIME CORPORATION (formerly Galileo Holding Corporation)
(Name of Issuer) Common Stock, par value $.01 per share
(Title of Class of Securities) Y2693R 10 1
(CUSIP Number)

Peter C. Georgiopoulos
General Maritime Corporation
299 Park Avenue
New York, New York 10171
(212) 763-5600

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attn: Gary J. Wolfe
(212) 574-1223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 29, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2680A103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter C. Georgiopoulos
2. Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,607,409
8. Shared Voting Power None.
9. Sole Dispositive Power 5,607,409
10. Shared Dispositive Power None.
11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,607,409
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.26%
14. Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This Amendment No. 2 to Schedule 13D (this "Schedule") relates to the common stock, $.01 par value per share (the "Common Stock"), of General Maritime Corporation (formerly Galileo Holding Corporation), a Marshall Islands corporation (the "Issuer"). The principal executive offices of the Issuer are located at 299 Park Avenue, New York, New York 10171.

Item 2.  Identity and Background

(a)	Peter C. Georgiopoulos (the "Reporting Person").

(b)	The business address of the Reporting Person is c/o General Maritime Corporation, 299 Park Avenue, New York, New York 10171.

(c)	The Reporting Person is the Chairman of the Issuer.

(d)	The Reporting Person has not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

On December 16, 2008 (the "Effective Date"), pursuant to that certain Agreement and Plan of Merger and Amalgamation (the "Merger Agreement"), dated as of August 5, 2008, by and among the Issuer, Arlington Tankers Ltd. ("Arlington"), Archer Amalgamation Limited ("Amalgamation Sub"), Galileo Merger Corporation ("Merger Sub"), and General Maritime Subsidiary Corporation (formerly General Maritime Corporation) ("Historic General Maritime"), Merger Sub merged with and into Historic General Maritime, with Historic General Maritime continuing as the surviving entity (the "Merger"), and Amalgamation Sub amalgamated with Arlington (the "Amalgamation" and, together with the Merger, collectively, the "Combination"). As a result of the Combination, among other things, each share of the common stock, par value $.01 per share, of Historic General Maritime ("Historic General Maritime Common Stock") was converted into the right to receive 1.34 shares of Common Stock (1.34 being referred to as the "Exchange Ratio").

On the Effective Date, pursuant to the Merger Agreement, among other things, each share of Historic General Maritime Common Stock was converted into the right to receive 1.34 shares of Common Stock. Immediately prior to the Effective Time, the Reporting Person beneficially owned an aggregate of 3,985,701 shares of Historic General Maritime Common Stock.  The Reporting Person's beneficial ownership of Historic General Maritime Common Stock was described in a Statement on Schedule 13D filed on August 12, 2002, as amended on September 12, 2002 and February 9, 2005. Pursuant to the Merger Agreement, those shares were converted into the right to receive an aggregate of 5,340,839 shares of Common Stock. No additional consideration was paid for these converted shares of Common Stock.

On May 14, 2009, the Issuer granted to the Reporting Person 7,042 shares of Common Stock under its equity incentive plan as incentive compensation.  No additional compensation was paid for these shares of Common Stock.

On May 13, 2010, the Issuer granted to the Reporting Person 9,528 shares of Common Stock under its equity incentive plan as incentive compensation.  These shares of Common Stock will vest, if at all, on the earlier of May 13, 2011 or the date of the Issuer's 2011 Annual Meeting of Shareholders.  No additional compensation was paid for these shares of Common Stock.

On December 31, 2010, the Issuer granted to the Reporting Person 250,000 shares of Common Stock under its equity incentive plan as incentive compensation.  These shares of Common Stock will vest, if at all, in equal installments on the first four anniversaries of November 15, 2010.  No additional compensation was paid for these shares of Common Stock.

Item 4.  Purpose of Transaction

The acquisition of the Common Stock as described under Item 3 is solely for investment purposes.  The Reporting Person evaluates his investment in the Common stock on continual basis.

The Reporting Person serves as the Chairman of the Issuer.  As Chairman, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  As reported in the Issuer's Report on Form 10-K that was filed with Securities and Exchange Commission (the "Commission") on March 30, 2011, the Issuer, General Maritime Subsidiary Corporation (“GMS”) and General Maritime Subsidiary II Corporation (“GMS II”) entered into a Credit Agreement with affiliates of Oaktree Capital Management, L.P., pursuant to which the lender (the “Oaktree Lender”) has agreed to make a $200 million investment in pay-in-kind toggle floating rate secured notes (“Oaktree Notes”) to be issued by GMS and GMS II (the “Oaktree Transaction”).  In connection therewith, the Issuer has agreed to issue to the Oaktree Lender detachable warrants (the “Warrants”) for the purchase of up to 19.9% of the Issuer’s outstanding common stock (measured as of immediately prior to the closing of the Oaktree Transaction) at an exercise price of $0.01 per share.  The Reporting Person has been granted an interest in a limited partnership controlled and managed by Oaktree. The other investors in the partnership are various funds managed by Oaktree. The partnership and its subsidiaries are expected to hold all of the Oaktree Notes and the Warrants.  The Reporting Person will not have any rights to participate in the management of the partnership. Pursuant to the partnership agreement, the Reporting Person would be entitled to an interest in distributions by the partnership, which in the aggregate would not exceed 4.9% of all distributions made by the partnership, provided that no distributions would be made to the Reporting Person until the other investors in the partnership had received distributions from the partnership equal to the amount of their respective investments in the partnership. The Reporting Person will not make a substantial cash investment in the partnership.

On March 31, 2011, the Issuer has announced the pricing of its underwritten public offering of 23,000,000 shares of Common Stock.  The Reporting Person has expressed interest in purchasing shares in the offering.

The Reporting Person reserves the right to acquire or dispose of Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Stock held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Except as indicated in this Schedule, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns an aggregate of 5,607,409 shares of Common Stock, representing approximately 6.26% of the shares of Common Stock outstanding(1), including (after effecting the Exchange Ratio) 670,000 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on November 26, 2002, all of which are vested; 201,000 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on February 9, 2005, which will vest, if at all, on November 16, 2014; 469,000 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on April 6, 2005, which will vest, if at all, on December 31, 2014; 335,000 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on December 21, 2005, which will vest, if at all, on November 15, 2015; 201,000 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on December 18, 2006, which will vest, if at all, on November 15, 2016; 104,396 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on April 2, 2007, which will vest, if at all, on November 15, 2016; 321,600 restricted shares of Common Stock issued in exchange for shares of Historic General Maritime Common Stock granted on December 21, 2007, which will vest, if at all, on November 15, 2017; 7,042 restricted shares of Common Stock granted on May 14, 2009, all of which are vested; 9,528 restricted shares of Common Stock granted on May 13, 2010, which will vest, if at all, on the earlier of May 13, 2011 or the date of the Issuer's 2011 Annual Meeting of Shareholders; and 250,000 restricted shares of Common Stock granted on December 31, 2010, which will vest, if at all, in equal installments on the first four anniversaries of November 15, 2010.

The transactions described in this Schedule that relate to the Combination are further described in the Registration Statement on Form S-4 (the "Registration Statement") filed by the Issuer with the Commission on October 29, 2008 (Registration No. 333-153247) under the captions "Interests of General Maritime's Directors and Executive Officers in the Proposed Transaction," "Treatment of General Maritime Stock Options and Other Equity-Based Awards in the Proposed Transaction," and "Security Ownership of Certain Beneficial Owners, Directors and Executive Officers of General Maritime."

________

(1)  Based upon 89,593,272 shares of Common Stock outstanding as of March 15, 2011.

(b)	The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of all of the shares of Common Stock reported on this Schedule.

(c)
Item 3 is hereby incorporated herein by reference. Except as set forth in Item 3 or otherwise herein, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d)
Subject to the obligation of the Reporting Person to return to the Issuer any dividends paid on restricted shares of Common Stock that become subject to forfeiture under the terms of the grants, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

The Combination described in this Schedule occurred pursuant to the Merger Agreement, a copy of which is incorporated by reference as Exhibit H to this Schedule. Except as set forth in Item 5(a) or otherwise in this Schedule, the Reporting Person is not a party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, other than his letter agreement with the Issuer, dated October 24, 2008, which was filed as an exhibit to the Current Report on Form 8-K filed by Historic General Maritime with the Commission on October 27, 2008, which is incorporated by reference as Exhibit I to this Schedule, and his restricted stock grant agreements pertaining to the restricted stock grants described in Item 5(a) hereof, which are included as Exhibits A through G and Exhibits K through M to this Schedule. All such restricted shares of Common Stock are subject to accelerated vesting upon the Reporting Person's death, disability, dismissal without cause or resignation for good reason.

In addition, pursuant to a Credit Line Agreement between the Reporting Person and UBS Bank USA, the Reporting Person and an entity he controls have pledged a total of 2,680,000 shares of Common Stock in as partial security for loans in an amount up to $125,000,000.  A copy of the Credit Line Agreement is incorporated by reference as Exhibit J to this Schedule.

Item 7.  Material to Be Filed as Exhibits

Exhibit A
Restricted Stock Grant Agreement, dated November 26, 2002, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on March 16, 2005)

Exhibit B
Restricted Stock Grant Agreement, dated February 9, 2005, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Quarterly Report on Form 10-Q filed by Historic General Maritime with the Commission on May 10, 2005)

Exhibit C
Restricted Stock Grant Agreement, dated April 6, 2005, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on April 7, 2005)

Exhibit D
Restricted Stock Grant Agreement, dated December 21, 2005, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on March 14, 2006)

Exhibit E
Restricted Stock Grant Agreement, dated December 18, 2006, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on March 1, 2007)

Exhibit F
Restricted Stock Grant Agreement, dated April 2, 2007, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on February 29, 2008)

Exhibit G
Restricted Stock Grant Agreement, dated December 21, 2007, between General Maritime Corporation and Peter C. Georgiopoulos (incorporated by reference to the Annual Report on Form 10-K filed by Historic General Maritime with the Commission on February 29, 2008)

Exhibit H
Agreement and Plan of Merger and Amalgamation, dated as of August 5, 2008, by and among Arlington Tankers Ltd., the Issuer (formerly Galileo Holding Corporation), Archer Amalgamation Limited, Galileo Merger Corporation and General Maritime Subsidiary Corporation (formerly General Maritime Corporation) (incorporated by reference to Appendix A to the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 filed by the Issuer with the Commission on October 29, 2008 (Registration No. 333-153247))

Exhibit I
Letter Agreement, dated October 24, 2008, among General Maritime Corporation (to be renamed), Galileo Holding Corporation (to be renamed General Maritime Corporation), and Peter C. Georgiopoulos (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by General Maritime Subsidiary Corporation (formerly General Maritime Corporation) with the Commission on October 27, 2008)

Exhibit J	Credit Line Agreement, dated as of July 1, 2008, between Peter C. Georgiopoulos and UBS Bank USA

Exhibit K
Restricted Stock Grant Agreement, dated May 14, 2009, between General Maritime Corporation and Peter C. Georgiopoulos (Incorporated by reference from General Maritime Corporation's Report on Form 10-Q filed with the Commission on August 7, 2009).

Exhibit L
Restricted Stock Grant Agreement, dated May 13, 2010, between General Maritime Corporation and Peter C. Georgiopoulos (Incorporated by reference from General Maritime Corporation's Report on Form 10-Q filed with the Commission on August 9, 2010).

Exhibit M	Restricted Stock Grant Agreement, dated December 31, 2010, between General Maritime Corporation and Peter C. Georgiopoulos.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2011	/s/ Peter C. Georgiopoulos
Peter C. Georgiopoulos